November 7, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:   Beliss Corp.

        Amendment No. 3 to Registration Statement on Form S-1

        Filed November 1, 2017

        File No. 333-219700

Ladies and Gentlemen:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 1, 2017 to Beliss Corp. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 4 to the Registration Statement (the “Amendment”), which responds to the Staff’s comments. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

Penny Stock Rules, page 34

1. We note your revision at page 26. Please review the definition of penny stock in Rule 3a51-1 of the Securities Exchange Act of 1934 and revise your disclosure on page 26 to provide an accurate description of the regulation, including the five dollar trading requirement and how the rules apply to the OTCQB versus national securities exchanges and other quotations systems with certain minimum standards. Please also revise your similar disclosure on page 35.

Response: The information has been revised.

Very truly yours,

Ajay Rajendran,

President of Beliss Corp.